EXHIBIT 21.1

SUBSIDIARIES OF FISERV, INC.

Name under which Subsidiary does Business	State (Country) of Incorporation
BillMatrix Corporation	Delaware
Carreker Corporation	Delaware
CheckFree Corporation	Delaware
CheckFree Services Corporation	Delaware
CheckFree Solutions Limited	United Kingdom
CheckFreePay Corporation	Connecticut
Corillian Corporation	Oregon
Fiserv Automotive Solutions, Inc.	Delaware
Fiserv CIR, LLC	Delaware
Fiserv (Europe) Limited	United Kingdom
Fiserv Global Services, Inc.	Delaware
Fiserv Investment Solutions, Inc.	Delaware
Fiserv PAR, Inc.	Wisconsin
Fiserv Solutions, LLC	Wisconsin
Information Technology, Inc.	Nebraska
ITI of Nebraska, Inc.	Nebraska
Open Solutions, LLC	Delaware
XP Systems Corporation	Minnesota